EXHIBIT 12.1

COOPER CAMERON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions of dollars)

	Years ended December 31,
	1999	2000	2001	2002	2003	3/31/2004
Pre-tax income from continuing operations	$70.9	$43.8	$142.6	$85.1	$77.6	$24.3
Equity adjustments:
Deduct undistributed income of less than 50% owned entities	—	(0.2)	—	—	(0.2)	(0.2)
Amortization of capitalized interest	0.2	0.2	0.2	0.2	0.2	0.1
Less interest capitalized during the period	—	—	(1.8)	(0.4)	—	—

Fixed charges:
Interest, including amortization of debt issuance costs and original issue discount	27.8	18.0	15.3	8.4	8.2	2.4
Interest portion of rental expense (1)	8.0	6.5	7.0	3.5	5.2	1.3

Total fixed charges	35.8	24.5	22.3	11.9	13.4	3.7

Earnings before income taxes and fixed charges	$106.9	$68.3	$163.3	$96.8	$91.0	$27.9

Ratio of earnings to fixed charges	3.0	2.8	7.3	8.1	6.8	7.5

(1)	The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.